July 8, 2010

VIA EDGAR AND FACSIMILE

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Response Letter Dated April 26, 2010
File No. 1-32886

Dear. Mr. Schwall:

Set forth below are the responses of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2010, with respect to the Company’s above-referenced filing (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2009

Our Business Strengths, page 4

1.	In your response to prior comment 1 in our letter dated March 31, 2010, you indicate that “‘3D defined locations’ are those locations that have been subjected to 3D seismic testing.” With a view toward enhanced disclosure, please tell us whether you evaluated, by seismic interpretation, reservoir productivity as related to 3D defined locations.

Response: We acknowledge the Staff’s comment and respectfully request that the Staff allow us to address this comment in future filings with the Commission. We typically use 3D seismic testing to evaluate reservoir presence and/or continuity. We do not typically evaluate reservoir productivity using 3D seismic technology. In future filings, we will clarify that our 3D seismic use does not typically include evaluation of reservoir productivity.

Note 15 – Supplemental Crude Oil and Natural Gas Information, (Unaudited), page 91

2.	We note your response to our prior comment number five. Your disclosures indicate that the new reserve reporting rules have allowed you to recognize additional reserves due to the change to the “one offset” rule. Please tell us and disclose how you are able to ascertain that you have additional reserves as a result of this rule change. For instance, disclose any substantive metrics you have available, such as the number of proved undeveloped locations at December 31, 2009 compared to December 31, 2008 in support of your increased reserves conclusion.

Response: We acknowledge the Staff’s comment.

Under the previous reserve reporting rules, we were not permitted to, and did not, recognize proved undeveloped reserves for a given reservoir or formation more than one offset location from an existing producing well from the same reservoir notwithstanding the fact that we had reasonable certainty that proved undeveloped reserves existed in more than one offset location. Under the new reserve reporting rules, we are permitted to recognize proved undeveloped reserves in multiple offsetting locations from a producing well in those circumstances in which we have a reasonable certainty that economically producible reserves exist. The factors leading to our conclusion that such reasonable certainty exists include results from other nearby producing wells and reservoir continuity based on geologic mapping.

As of December 31, 2008, we had 433 proved undeveloped locations. As of December 31, 2009, we had 1,118 proved undeveloped locations. Some of the increase in the number of our total proved undeveloped locations at December 31, 2009 would have been related to our 2009 drilling activity and would have been similarly recognized under the previous rule’s “one offset” limitation. However, the majority of the increase in proved undeveloped locations was attributable to our North Dakota Bakken and Arkoma Woodford areas where results from other nearby producing wells and reservoir continuity based on geologic mapping permitted us to establish “reasonable certainty” that additional offsetting well locations could be appropriately recognized. We did not specifically identify which of the 1,118 proved undeveloped locations at December 31, 2009 would have also qualified as proved undeveloped locations under the December 31, 2008 reserve rules. The reasons for our not undertaking the process to identify these locations were both the amount of time required to determine these locations as well as the fact that we did not believe it to be economically prudent or practicable from a timing perspective to contract with Ryder Scott, who does the engineering on approximately 90% of our reserves, to perform their proved undeveloped reserve analysis under both the new and previous SEC regulations. Accordingly, we did not believe that the information that would be attributable to the dual reviews would be sufficiently valuable to investors to justify the burden on the Company of undertaking such a process. As such, we do not have a reserve report prepared under the previous rules and cannot quantify with any degree of reasonable specificity the additional reserves attributable to the new rules. Accordingly, while we cannot provide specific quantification in future disclosures, as to the additional proved undeveloped locations attributable to the new SEC rules, we believe we have a reasonable basis for the qualitative statement that is the subject of the Staff’s comment.

3.	We further note your disclosure that the reserve reporting rules allow producers in continuous accumulation plays to report additional undrilled locations beyond one offset. Please note that the new rules only require reasonable certainty of economic producibility for proved reserve attribution, with no mention of specific types of reservoirs, e.g. continuous accumulations. Please consider modifying your disclosure to better clarify this element of reserve reporting.

Response: We acknowledge the Staff’s comment and respectfully request that the Staff allow us to address this comment, where appropriate, in future filings with the Commission. We use the following sentence on pages 7 and 93 of our Form 10-K.

Extensions, discoveries and other additions at December 31, 2009 include increases in proved undeveloped locations as a result of the change in the SEC’s rules to allow producers in continuous accumulation plays to report additional undrilled locations beyond one offset on each side of a horizontal producing well.

We would propose, where appropriate, to include the following revised sentence in future filings with the Commission.

Extensions, discoveries and other additions at December 31, 2009 include increases in proved undeveloped locations as a result of the change in the SEC’s rules to allow producers to report additional undrilled locations beyond one offset on each side of a producing well where there is reasonable certainty of economic producibility.

Exhibit 99.1, Report of Ryder Scott Company, L.P.

4.	Please note, we are continuing to evaluate your responses to our prior comments regarding the Report of Ryder Scott Company, L.P. We may have further comments.

Response: We acknowledge the Staff’s comment and will respond to any further comments the Staff may have in a future filing.

* * * * *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (580) 548-5110 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Sincerely,

/S/ JOHN D. HART
John D. Hart Senior Vice President, Chief Financial Officer

cc:	Tracey L. McNeil, U.S. Securities and Exchange Commission

Timothy Levenberg, U.S. Securities and Exchange Commission

Donald P. Fischbach, General Counsel, Continental Resources, Inc.

David P. Oelman, Vinson & Elkins L.L.P.

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